DRAFT - 2/22/01

February __, 2001

Mr. Joseph T. Kaminski

Chairman and CEO

N-Vision Technology

11931 Wickchester Lane

Suite 201

Houston, TX 77043

Dear Mr. Kaminski:

This will confirm the understanding and agreement (the "Agreement") between Blaylock & Partners, L.P. ("Blaylock") and N-Vision Technology (the "Company") as follows:

1. The Company seeks to raise up to $[25] million through the private placement (the "Offering") of equity or equity-linked securities (the "Equity Securities") and debt securities (the "Debt Securities") to finance or refinance the acquisition of certain oil and gas properties in Oklahoma (the "Acquisition") and for general corporate purposes. Accordingly, the Company hereby engages Blaylock, and Blaylock hereby accepts such engagement, as the Company's exclusive Financial Advisor and Placement Agent with respect to the Offering.

2. As Financial Advisor and Placement Agent to the Company, Blaylock will perform the following services (the "Services"):

(a) Blaylock will conduct such due diligence as it deems proper to perform its duties hereunder with respect to the business, operations, properties, condition (financial or otherwise) and prospects of the Company and the Acquisition;

(b) Blaylock will advise and assist the Company in developing an appropriate financial model, financing structure and strategy for accomplishing the contemplated Offering;

(c) Blaylock will make, with the Company's assistance, appropriate presentations to relevant parties, based on a list of names to be approved by the Company (the "Approved Sources"), concerning the contemplated Offering, and will prepare, within 30 days of receipt, in good funds,on the initial $25,000 cash retainer provided by paragraph 4(a) hereunder, an appropriate financing information and placement memorandum (the "Memorandum") to be reviewed by the Company. The Company shall approve the Memorandum prior to its use and will advise Blaylock in writing that it has so approved the Memorandum and the Company shall represent to Blaylock that the Memorandum does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(d) Blaylock will use its diligent and good faith efforts to obtain commitment(s) for the contemplated Offering on the best terms and conditions for the Company. The Company will cooperate fully with Blaylock in evaluating and approving any potential commitment(s), but the Company reserves the right to reject any potential lender, investor or joint venture partner.

(e) Blaylock will assist the Company, to the extent requested by the Company, with the negotiation of the terms and conditions of the Equity and Debt Securities and will work with the Company, its counsel and other relevant parties in the documentation and closing of the contemplated Offering.

(f) Blaylock will render such additional advisory and related services as may from time to time be specifically requested by the Company, and agreed to by Blaylock. If the parties deem it advisable to do so, the scope and fees for any such additional services shall be set forth in an addendum to this Agreement (an "Addendum").

To the extent that, at any time during the 12 month period subsequent to a Financial Closing Date and thereafter until notice in writing by the Company, the Company determines to raise debt, equity or equity-linked securities via a public offering or private placement, pursue a merger, acquisition or divestiture opportunity or requires M&A defense or other investment banking services, then Blaylock shall have the first right of refusal, but not the obligation, to act as the Company's exclusive placement agent, lead manager, financial advisor or dealer-manager, as appropriate, in each case pursuant to a separate engagement letter which shall provide for, among other things, mutually acceptable competitive terms, conditions, indemnification and compensation for such services.

Nothing contemplated in this Agreement is to be construed as a commitment by Blaylock, its affiliates or agents to lend to or invest in the contemplated Offering. This is not a guarantee that any such Offering can be procured by Blaylock for the Company on terms acceptable to the Company, or a representation or guarantee that Blaylock will be able to perform successfully the Services detailed in this Agreement.

3. (a) The Company shall promptly refer to Blaylock all offers and inquiries received by the Company with respect to participation in or terms and conditions of the Offering.

(b) The Company shall provide full cooperation to Blaylock as may be necessary for the efficient performance by Blaylock of its Services, including but not limited to the following. The Company will:

(i) make its senior management personnel available to Blaylock at the Company's offices in Houston, Texas (or such other mutually acceptable location) and will instruct them to brief Blaylock fully as to the operations, properties, condition (financial or otherwise) and prospects of the Company and the Acquisition;

(ii) identify to Blaylock any institutions or persons which the Company believes would be likely for inclusion on the list of Approved Sources;

(iii) promptly review and comment on the draft of the Memorandum or any other document when submitted by Blaylock for review and approval; and

(iv) make one or more senior management personnel available to participate with Blaylock in making presentations to Approved Sources at various locations selected by Blaylock.

(e) The Company acknowledges that Blaylock is making no independent investigation of the accuracy or completeness of the information to be included in the Memorandum and that Blaylock makes no representation or warranty with respect thereto. Furthermore, the Company agrees to advise Blaylock immediately of the occurrence of any event or any other change known to the Company which results in the Memorandum containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.

4. As compensation for the Services rendered by Blaylock hereunder, the Company shall pay Blaylock as follows:

(a) A cash retainer of $50,000, due and payable upon execution of this Agreement, and an additional $25,000 per month thereafter commencing 30 days after the date of this Agreement.

(b) Upon completion of the Memorandum, the Company shall pay to Blaylock a cash fee of $25,000, with an additional $25,000 payable 30 days thereafter..

(c) On the Financial Closing Date, the Company shall pay to Blaylock (i) a cash fee equal to (a) 5.0% of the amount of the Equity Securities and (b) 2.0% of the amount of the Debt Securities and (ii) warrants priced at the offering price per share of the Company's common stock (as of the Financial Closing Date) equal to 5% of such common stock outstanding after the Offering.

(d) To the extent the Company requests a "confidence letter" with respect to the Offering, the Company shall pay to Blaylock a cash fee equal to $20,000 upon delivery of such "confidence letter" to the Company by Blaylock.

(e) The "Financial Closing Date" shall be the date on which the documentation for the Offering is signed.

(f) To the extent that, within 12 months after the termination of this Agreement, other than pursuant to paragraph 9 (b) hereof, the Company enters into an agreement for the Offering, it shall be conclusively presumed that the Offering is the result of Blaylock's service hereunder and Blaylock shall be entitled to full payment of the fee as set forth in subparagraph 4 (c) with respect to such Offering, whether or not Blaylock participates in arranging such financing.

7. The Company shall reimburse Blaylock for its reasonable out-of-pocket and incidental expenses (such as printing and distribution of any marketing materials, meals, travel and lodging) incurred in connection with its engagement hereunder, promptly as requested, including the fees and expenses of its legal counsel and those of any advisor retained by Blaylock with the permission of the Company (which permission shall not be unreasonably withheld), regardless of whether or not the contemplated Offering is completed. If any of such expenses have not previously been reimbursed at the time this Agreement terminates, the Company shall promptly reimburse Blaylock for any such expenses incurred or accrued prior to termination.

Blaylock shall have the right to request the Company to fund, in advance, Blaylock's travel expenses incurred or to be incurred in connection with this engagement.

8. Blaylock shall have the right to place advertisements in financial and other newspapers and journals at its own expense describing its services to the Company hereunder.

9. Any advice, either oral or written, provided to the Company by Blaylock hereunder shall not be publicly disclosed or made available to third parties without the prior written consent of Blaylock. In addition, Blaylock may not otherwise be publicly referred to without its prior consent.

10. In connection with Blaylock's engagement hereunder, the Company agrees to indemnify and hold harmless Blaylock, and its affiliates, the respective directors, partners, officers, agents, representatives and employees of Blaylock and its affiliates and each other person, if any, controlling Blaylock and its affiliates (each an "Indemnified Party") to the full extent lawful, from and against any losses, claims, damages or liabilities (or actions, including shareholder actions, in respect thereof) and will reimburse any Indemnified Party for all costs and expenses (including counsel fees and disbursements) as they are incurred by such Indemnified Party in connection with investigating, preparing or defending any such action or claim, whether or not in connection with pending or threatened litigation in which Blaylock or any other Indemnified Party is a party, caused by or arising out of any transaction contemplated by this Agreement or Blaylock's performing any service contemplated hereunder. The Company will not, however, be liable to the extent that any claims, liabilities, losses, damages, costs or expenses of any Indemnified Party are finally judicially determined to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party. The Company also agrees that neither Blaylock nor any Indemnified Party shall have any liability to the Company for, or in connection with, such engagement except for any such liability for losses, claims, damages, liabilities, costs or expenses incurred by the Company which are finally judicially determined to have resulted solely from the gross negligence or willful misconduct of any Indemnified Party. In no event shall either party be liable to the other party for any special, consequential or punitive damages arising under or related to this Agreement.

The Company agrees that should Blaylock and/or any other Indemnified Party incur any costs or expenses in connection with enforcing this Agreement (including, without limitation, in connection with an action or actions brought by Blaylock and/or any other Indemnified Party to collect any fees, commissions and/or other amounts due to or payable to Blaylock and/or such other Indemnified Party pursuant to this Agreement), then the Company, not later than three business days after demand by Blaylock and/or such other Indemnified Party (which demand may be made from time to time), shall pay to Blaylock (and/or such other Indemnified Party) all of such costs and expenses, including, without limitation, reasonable attorney's fees and expenses.

The foregoing agreements shall be in addition to any rights that Blaylock or any Indemnified Party may have at common law or otherwise.

No compromise or settlement by the Indemnifying Party of any action or proceeding relating to the transactions contemplated hereby shall be effective unless it also contains an unconditional release of each Indemnified Party. Notwithstanding anything to the contrary herein, the indemnification obligations under this section shall survive the termination of this Agreement for a period not to exceed the statute of limitations under applicable law.

9. (a) The engagement of Blaylock pursuant to this Agreement shall terminate on the earliest of (i) the Financial Closing Date, (ii) nine calendar months from the date of the Letter of Intent (or such other similar agreement between the Company and seller relating to the Acquisition) or (iii) the date set forth in a termination notice delivered by either party to the other in accordance with the provisions set forth below. This Agreement may be extended if agreed to in writing by both parties.

(b) The Company may terminate this Agreement upon 30 days' written notice to Blaylock if (i) Blaylock shall materially default in the performance of any of its material obligations hereunder for reasons not attributable to a breach by the Company of any of its obligations hereunder, including but not limited to the Company's obligations to cooperate in good faith with Blaylock and to provide Blaylock with information or assistance in connection with Blaylock's performance of its Services hereunder and (ii) Blaylock does not cure such default within said 30 day period.

(c) Blaylock may terminate this Agreement upon 30 days' written notice to the Company without further liability or obligation on the part of Blaylock if (i) the Company shall materially default in the performance of any of its material obligations hereunder and (ii) the Company does not cure such default within said 30 day period.

10. (a) This Agreement sets forth the entire understanding of the parties relating to the subject matter hereof, and supersedes and cancels any prior communications, understanding and agreements between the parties. This Agreement cannot be modified or changed, nor can any of its provisions be waived, except in writing signed by both parties.

(b) The Company acknowledges that Blaylock may carry out its Services hereunder through or in conjunction with one or more affiliates or subsidiaries. The contracting parties, however, shall be and remain the Company and Blaylock.

(c) Any term or condition of this Agreement which is prohibited or unenforceable in any applicable jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof; and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by any applicable law, the Company hereby waives any provisions of such applicable law which render any provisions hereof prohibited or unenforceable in any respect.

11. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, including all matters of construction, validity and performance.

(b) Any dispute arising out of or relating to this Agreement or its performance that the parties are unable to resolve by agreement shall be finally settled by arbitration. Such arbitration shall be effected in accordance with the Rules of Conciliation and Arbitration of the International Chamber of Commerce and shall be conducted in New York. Judgment upon the award rendered by the Arbitrator may be entered in any court having jurisdiction thereof.

Blaylock is delighted to accept this engagement and looks forward to working with you on this assignment. Please confirm that the foregoing correctly sets forth our agreement by signing the enclosed duplicate of this letter in the space provided and returning it, whereupon this letter shall constitute a binding agreement as of the date first above written.

BLAYLOCK & PARTNERS, L.P.

By: /s/ Robert D. Africk

Name:Robert D. Africk

Title: Sr. Manageing Director

Agreed to and accepted as of the date

first above written:

N-VISION TECHNOLOGY

By: /s/ Joseph T. Kaminski

Name: Joseph T. Kaminski

Title: President